                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 12)*

                         Zenith Electronics Corporation
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                        (Including the Associated Rights)
                         (Title of Class of Securities)

                                   989349 10 5
                                 (CUSIP Number)

Chan-Ho Lee                                      Copy to:
Managing Director                           Steven R. Gross, Esq.
LG Electronics Inc.                         Debevoise & Plimpton
LG Twin Towers                              875 Third Avenue
20, Yoido-dong                              New York, NY 10022
Youngdungpo-gu                              (212) 909-6000
Seoul, Korea  150-721
011-82-2-3777-3049

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                 April 27, 1999
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(3), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 2 of 6 Pages


1        NAMES OF REPORTING PERSONS

         LG Electronics Inc.
         LG Semicon Co., Ltd.

         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS
         WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Republic of Korea
--------------------------------------------------------------------------------
                  7        SOLE VOTING POWER
                           LG Electronics Inc.  -- 38,315,000[*]
  NUMBER OF                LG Semicon Co., Ltd. -- 0
   SHARES         --------------------------------------------------------------
BENEFICIALLY      8        SHARED VOTING POWER
  OWNED BY                 N/A
    EACH          --------------------------------------------------------------
  REPORTING       9        SOLE DISPOSITIVE POWER
   PERSON                  LG Electronics Inc.  -- 38,315,000[*]
    WITH          LG Semicon Co., Ltd. -- 0
                  --------------------------------------------------------------
                  10       SHARED DISPOSITIVE POWER
                           N/A



--------

*. Includes 1,746,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 3 of 6 Pages


----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         LG Electronics Inc.  -- 38,315,000[*]
         LG Semicon Co., Ltd. -- 0
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [  ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         LG Electronics Inc.  -- 55.3%[*]
         LG Semicon Co., Ltd. -- 0
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO

--------------------------------------------------------------------------------


--------

*. Includes 1,746,000 shares held by LG Electronics Inc. obtainable pursuant to stock options exercisable within sixty (60) days of the date hereof.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 4 of 6 Pages


                  AMENDMENT NO. 12 TO STATEMENT ON SCHEDULE 13D


                  This Amendment No. 12 amends and supplements the Tender Offer Statement on Schedule 14D-1 and Schedule 13D dated July 21, 1995, as amended (the "Schedule 13D") of LG Electronics Inc., a corporation organized under the laws of the Republic of Korea ("LGE"), and LG Semicon Co., Ltd, a corporation organized under the laws of the Republic of Korea ("LG Semicon"), filed in connection with shares of common stock, par value $1.00 per share (the "Common Stock"), of Zenith Electronics Corporation, a Delaware corporation (the "Company"), and the associated Common Stock purchase rights. This Amendment is being filed on behalf of the reporting persons identified on the cover page of this Amendment. This Amendment amends Items 3, 4, 5 and 7 of the Schedule 13D.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  Pursuant to the Share Purchase Agreement, dated as of April 27, 1999, between LGE and LG Semicon, on April 28, 1999, LGE acquired from LG Semicon 26,095,200 shares of Common Stock for an aggregate purchase price of 10 Korean Won (approximately US$0.01). LGE funded the acquisition price from its operations.

ITEM 4.           PURPOSE OF TRANSACTION.

                  The purpose of the transaction was to transfer legal and beneficial ownership of such Common Stock to LGE prior to the sale by LGE of its minority interest in LG Semicon.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) Line 11 of the cover page to this Amendment is incorporated herein by reference.

                  (b) Lines 7, 8, 9 and 10 of the cover page to this Amendment are incorporated herein by reference.

                  (c) Pursuant to the Share Purchase Agreement, dated as of April 27, 1999, between LGE and LG Semicon, on April 28, 1999, LGE acquired from LG Semicon 26,095,200 shares of Common Stock for an aggregate purchase price of 10 Korean Won (approximately US$0.01).

                  (d)      Not applicable.

                  (e) On April 28, 1999, LG Semicon ceased to be the beneficial owner of more than five percent of the Common Stock.

                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 5 of 6 Pages




ITEM 7.           MATERIALS TO BE FILED AS EXHIBITS.

                  Exhibit 99 Share Purchase Agreement, dated as of April 27, 1999, between LG Electronics Inc. and LG Semicon, Co., Ltd.


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                                  SCHEDULE 13D

CUSIP No. 989349 10 5                                          Page 6 of 6 Pages


                  SIGNATURE.

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    May 3, 1999

                                                LG ELECTRONICS INC.


                                                /s/ Chan Ho Lee
                                                --------------------------------
                                                Name:   Chan Ho Lee
                                                Title:     Senior Vice President


                                                LG SEMICON CO., LTD.


                                                /s/  Kyoung-Ji Lee
                                                --------------------------------
                                                Name:  Kyoung-Ji Lee
                                                Title:    Senior Vice President